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                                                                  Exhibit 99.1




QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [PAGES
23-24 OF THE REGISTRANT'S ANNUAL REPORT ON FORM 10K FOR THE YEAR
ENDED DECEMBER 31, 1999]

DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Sequa is exposed to market risk from changes in foreign currency exchange rates which impact its earnings, cash flows and financial condition. Sequa manages its exposure to this market risk through its regular operating and financial activities and, when appropriate, through the use of derivative financial instruments. Sequa has well-established policies and procedures governing the use of derivative financial instruments as risk management tools and does not buy, hold or sell derivative financial instruments for trading purposes. Sequa's primary foreign currency exposures relate to the British, French, German and Italian currencies and to the Euro. To mitigate the short-term effect of changes in currency exchange rates, Sequa utilizes forward foreign exchange contracts and foreign currency options to hedge certain existing assets and liabilities, firm commitments and anticipated transactions denominated in currencies other than the functional currency.

      A hypothetical 10% uniform decrease in all foreign currency exchange rates relative to the US dollar would decrease the fair value of Sequa's financial instruments by approximately $11.8 million as of December 31, 1999 and $10.8 million as of December 31, 1998. The sensitivity analysis relates only to Sequa's exchange rate-sensitive financial instruments, which include cash and debt amounts denominated in foreign currencies and all open foreign forward exchange contracts at December 31, 1999 and 1998. The effect of this hypothetical change in exchange rates ignores the effect this movement may have on the value of net assets, other than financial instruments, denominated in foreign currencies and does not consider the effect this movement may have on anticipated foreign currency cash flows.

      At December 31, 1999 and 1998, substantially all of Sequa's debt was at fixed rates, and Sequa currently does not hold interest rate derivative contracts. Accordingly, a change in market interest rates would not impact Sequa's interest expense, but would affect the fair value of Sequa's debt. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of Sequa's total debt was approximately $559 million at December 31, 1999 and $521 million at December 31, 1998. A hypothetical 1% increase in interest rates would decrease the fair value of Sequa's total debt by approximately $23.6 million at December 31, 1999 and $12.4 million at December 31, 1998. A hypothetical 1% decrease in


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interest rates would increase the fair value of Sequa's total debt by approximately $26.0 million at December 31, 1999 and $12.8 million at December 31, 1998. The fair value of Sequa's total debt is based primarily upon quoted market prices of Sequa's publicly traded securities. The estimated changes in fair values of Sequa's debt are based upon changes in the present value of future cash flows as derived from the hypothetical changes in market interest rates.